[Goldman, Sachs & Co. Letterhead]

December 8, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	KAR Auction Services, Inc.

Filed on Form S-1

Registration No. 333-161907

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 30, 2009 and the date hereof 11,469 copies of the Preliminary Prospectus dated November 30, 2009 were distributed as follows: 9,687 to 11 prospective underwriters; 1,663 to 1,663 institutional investors; 105 to 2 prospective dealers; 5 to 3 individuals; 9 to 3 rating agencies and 0 to 0 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:30 p.m. on December 10, 2009 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

J.P. MORGAN SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)